Exhibit 16.1

September 23, 2016 Office of the Chief Accountant Securities and Exchange Commission 100 F Street N. E. Washington, DC 20549-7561 Commissioners:

We have been furnished a copy of the statements being made by SkyPeople Fruit Juice, Inc. (the “Company”) in Item 4.01 of its Form 8-K dated September 23, 2016 and captioned "Changes in Registrant's Certifying Accountant." We acknowledge that Wei, Wei & Co., LLP has not completed any audits or issued any reports on the consolidated financial statements of the Company for any period.

During the period from April 12, 2016, the date of our appointment as the Company’s independent registered public accountants, through September 19, 2016, the date of our resignation, there were no disagreements between us and the Company regarding accounting principles that we need to make reference to.

Sincerely,

Wei, Wei & Co., LLP

Flushing, NY